September 26, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Driver Select Registration Statement on Form SB-2 (File No. 333-139533) filed on December 21, 2006.

Ladies and Gentlemen:

Driver Select, Inc. and Arkansas corporation , respectfully requests that the Company’s Registration Statement on Form S-8, File No. 333-139533 filed on December 21, 2006,  be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended.

Driver Select, Inc. filed the Registration Statement for purposes of registering 1,190,000 shares of its common stock issuable for expansion purposes.  Driver Select. Inc. is seeking to withdraw the Registration Statement because of the declining economy and fuel prices, the business has deteriorated substantially and the future is very grave.  We recruit and qualify Class A CDL truck drivers for companies and the industry is decreasing heir driver pool instead of increasing.  No securities were sold in connection with this offering.

Driver Select, Inc. Board of Directors believes that the Commission’s approval of this application would be consistent with the public interest and the protection of investors.

Driver Select, Inc. respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement.  Driver Select, Inc. further requests that all fees paid to the Commission in connection with the filing of this Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

Please direct any questions regarding this matter to Lynda Poole, President, at
479-751-3248.

Respectfully yours,

Lynda Poole
President